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                                                                    EXHIBIT b(7)


Letterhead of CIC -- PARIS

Large Corporate Customers Department
UB Head Office Branch -- Sector G - DF/JB/OP
Telephone: 45.96.90.16

PUBLICIS
Mr. Jean-Paul MORIN
133, Champs Elysees
75008 PARIS


                                                                   April 9, 1997



Dear Sir:

We confirm that our institution makes available to PUBLICIS a credit line with the following conditions:

-  Amount: 100,000,000 francs (one hundred million francs).

-  Duration: 364 days, i.e. from April 10, 1997 until April 9, 1998.

- Method of utilization: The credit will be used up to the amount and for the duration set forth above by means of renewable advances with a duration ranging between 10 days and 3 months. It must be repaid by April 9, 1998.
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   Each request for an advance must specify the date when the funds must be available; the amount of the advance, which must be a multiple of 5,000,000 francs; and the duration of the advance.

   The request must be sent by fax to CIC, UB Head Office Branch, 57 rue de la Victoire, 75009 PARIS, to the attention of Ms. CLOUARD (Fax No.:
   01.45.96.90.59), not later than 10 AM on the business day prior to the date when the funds must be available, which must also be a business day.

- Non-utilization fee: A non-utilization fee of 0.0625% per annum will be charged on the unused portion of the credit.

   This fee will be payable quarterly, the first one being due on July 10, 1997 and the last one on April 9, 1998.

- Interest: interest on the amounts utilized will be computed as follows:

   For drawdowns lasting one, two and three months on the basis of the Franc PIBOR in force during the utilization period, plus a margin of 0.10% per annum.
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   For drawdowns lasting less than one month, more than one month but less than two months or more than two months not less than three months, on the basis of the asked rate of C.I.C. Paris plus a margin of 0.10% per annum.

   All due dates which do not fall on a business day will be moved to the next business day.

   In all cases, interest will be payable at the end of each period and will be computed on the actual number of days, based on a year of 360 days.

   Interest and fees will be collected by means of charges to account No. UB 13.085-58 opened by PUBLICIS S.A. at our Bank.

Should you wish to have available a new line of credit upon expiration of this one, please submit your request to us this December or at the beginning of March 1998. We shall do our best to let you have our reply as soon as possible.

If you accept the terms of this letter, please return a copy to us with your approval.

We wish to express our satisfaction for having had an opportunity to contribute to your Group's future development.
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Very truly yours,

                                   [signature]

     [signature]                                       [signature]
   Olivier PERNOD                                    Denis FOURNIER